United States securities and exchange commission logo





                           January 13, 2021

       Matt Susz
       Senior Vice President and Chief Financial Officer
       Jo-Ann Stores Holdings Inc.
       5555 Darrow Road
       Hudson, Ohio 44236

                                                        Re: Jo-Ann Stores
Holdings Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
21, 2020
                                                            CIK No. 0001834585

       Dear Mr. Susz:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted December 21, 2020

       Letter from our President and Chief Executive Officer, page vi

   1.                                                   Please revise the
letter to address the following:
                                                            disclose when JOANN
was last a public reporting company.
                                                            clarify what you
mean by    the current landscape,    as the phrase is used in the last
                                                            sentence of the
first paragraph.
                                                            balance the letter
 s emphasis on growth by also addressing challenges to your growth, such as your
outstanding long-term debt, which was $921.6 million at October 31,
                                                            2020, the
year-over-year trend in your net sales for the last three completed fiscal years, the
continued uncertainty engendered by the COVID-19 pandemic, and competition.
 Matt Susz
Jo-Ann Stores Holdings Inc.
January 13, 2021
Page 2
Prospectus Summary, page 1

2. Please revise the summary to provide a more balanced picture of your business and prospects. For example, regarding your financial performance, please balance your disclosure and graphics covering the thirty-nine weeks ended October
31, 2020   which
         period substantially overlaps the occurrence of the COVID-19 pandemic in the United
         States   with comparable disclosure and graphics for prior fiscal
periods. Likewise, when
         you disclose the repayment of debt, please clarify amounts that remain outstanding.
         Finally, while we note the paragraph on page 15 of the summary that discusses the impact of COVID-19 on your business, we note the more detailed discussion of the costs and the continued uncertainty related to the pandemic that are addressed in the risk factors on
         pages 26 and 28, as well as in management   s discussion and analysis
on page 66, and ask
         that you work such detail into the summary.
JOANN Overview, page 1

3.       In the first paragraph, second sentence, please explain what you mean
by    multiple secular
         themes    and please explain why you believe you are a    key
beneficiary    of them. Please
         make conforming revisions to the relevant portions of the Management's Discussion and
         Analysis and Business sections.
Our Opportunity, page 4

4. We note you estimate pure play e-commerce players represent less than 10% market share of the Creative Products industry. To provide context for this disclosure and your growth
         opportunity, please provide management   s estimates as to the
percentage market share of
         the various other categories within the Creative Products industry. In this regard we note the information in the Market and Industry section on page ii.
Strong Cash Flow Generation and Solid Balance Sheet, page 11

5. You state here that you have used a portion of your free cash flow to build a strong balance sheet by consistently reducing net leverage, and that strong operating metrics combined with low maintenance capital spending and a focus on working capital efficiencies have driven the generation of $266 million of free cash flow from the beginning of fiscal year 2016 through the thirty-nine weeks ended October 31, 2020.
       Please note that free cash flow is a non-GAAP measure and, as such, the most comparable
       GAAP measure must be presented in a position of equal or greater prominence. Please revise this discussion to include the most comparable GAAP measure, net cash flow
FirstName LastNameMatt Susz
       provided by operating activities, for the same period. Please also provide a reconciliation
Comapany
       to netNameJo-Ann   Stores Holdings
              cash flow provided            Inc. activities. Refer to Item
10(e)(1)(i)(A) and (B) of
                                   by operating
JanuaryRegulation   S-K.2
         13, 2021 Page
FirstName LastName
 Matt Susz
FirstName  LastNameMatt  Susz
Jo-Ann Stores Holdings Inc.
Comapany
January 13,NameJo-Ann
            2021        Stores Holdings Inc.
January
Page 3 13, 2021 Page 3
FirstName LastName
Summary Risk Factors, page 16

6. We note your reference to the risks you may face related to your indebtedness. Please quantify your outstanding indebtedness here.
Summary Consolidated Financial and Operating Data
Adjusted EBITDA, page 20

7.       We note you have included the non-GAAP measure Adjusted EBITDA as a performance
         measure in your filing. We note one of your reconciling items, "sponsor management fee,"
         does not have an explanatory footnote. Please revise your presentation and tell us in your response what this item represents, and why you believe it is allowable. Refer to the guidance in the Compliance and Disclosure Interpretation on Non-GAAP Measures.
8. We note that you have included "strategic initiatives" and "technology development expense" as reconciling items to Adjusted EBITDA, and have identified both as either non-recurring or one-time charges related to ongoing growth, business development, or technology projects that facilitate business development. Please provide us with an inventory, including associated valuation and robust description, of each major category of expense included in these line items, whether these expenses were paid in cash, and why you consider them non-recurring and not related to ongoing operations. Further, explain why these adjustments don't result in a non-GAAP measure that is
         misleading. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on
         Non-GAAP Financial Measures.
Risk Factors
Because LGP owns a significant percentage of our common stock   , page 42

9. We note your disclosure on pages 110-112 and 117 regarding the Voting Agreement to be entered into in connection with this offering. Please include in this risk factor a discussion of the Voting Agreement and the impact it will have on the composition of your board of directors.
Dividend Policy, page 53

10. Please tell us why you believe you will be able to pay quarterly dividends to holders of your common stock once you are a public company. In this regard we note the significant limitations and caveats on your ability to pay dividends that you describe in this section, as well as your risk factor disclosure beginning on pages 44 and 53. Selected Consolidated Financial Data, page 59

11. Reference is made to footnote (b). Please tell us why you present earnings per common share calculated using comprehensive income (loss) as opposed to using net income (loss).
 Matt Susz
FirstName  LastNameMatt  Susz
Jo-Ann Stores Holdings Inc.
Comapany
January 13,NameJo-Ann
            2021        Stores Holdings Inc.
January
Page 4 13, 2021 Page 4
FirstName LastName

Management's Discussion and Analysis
Overview, page 63

12. We note your disclosure here that your transformation efforts were refined over the past
         four years to    enable 369% growth in omni-channel sales, 25% growth
in total
         comparable sales, an increase in net (loss) income from ($188.5) million to $174.0 million and 179% growth in Adjusted EBITDA in the thirty-nine weeks ended October 31, 2020,
         compared to the same period in the prior fiscal year,    and on page
64 that    [y]our omni-
         channel platform operates at a large scale, having generated $423 million in net sales in
         the twelve months ended October 31, 2020.    To give investors more
context for how the
         thirty-nine weeks ended October 31, 2020 may differ from prior periods as a result of the impacts of COVID-19, please disclose the net sales and year-over-year growth for each of the categories listed above for each of your last three completed fiscal years. Please make conforming revisions in the prospectus summary.
Effects of COVID-19 on Our Business, page 66

13.      Please balance your disclosure that    it is difficult to estimate the
sales to date that have
         been attributable to PPE-making    with the graphics provided on pages
88 and 91
         illustrating the percent of sales for the thirty-nine weeks ended October 31, 2020 generated by new customers and that 37% of sewists who purchased during the pandemic were sewing masks, respectively. Please also include quantitative disclosure regarding the
         COVID-19-related costs you have incurred to date. Please make conforming revisions in the prospectus summary.
Results of Operations, page 70

14. We note your disclosure in your discussion of comparative periods that, during fiscal year
         2020, you repurchased $6.3 million in face value of the term loans provided pursuant to your Second Lien Facility at an average of 38% of par, resulting in a $3.8 million gain, and that during the thirty-nine weeks ended October 31, 2020, you repurchased $347.1 million in face value of the term loans provided pursuant to your Term Loan Facilities, at an average of 54% of par, resulting in a $152.9 million gain. Please tell us in your response the facts and circumstances leading to your ability to repurchase these term loans at such a large discount to par.
15. To the extent you had material increases or decreases in net sales, please quantify the extent to which the change is due to average unit retail value and number of items purchased. Refer to Item 303(a) of Regulation S-K.
16. Reference is made to your discussion of changes in selling, general and administrative expenses. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. See Item 303(a) of Regulation S-K.
 Matt Susz
Jo-Ann Stores Holdings Inc.
January 13, 2021
Page 5
Liquidity and Capital Resources, page 76

17. We note your disclosure that as of February 1, 2020, you were in compliance with all covenants under your debt facilities and notes and that you had the ability to borrow an additional $206.2 million under your ABL Facility. Please include comparable disclosure as of October 31, 2020.
18. We note your disclosure on pages 32 and 97 regarding plans for your location refresh initiative, including that just over 50% of your existing locations are targets over the next seven to ten years for refresh projects at varying levels of scope. So that investors understand the magnitude of future investments and capital expenditures, please disclose any material trends in such expenditures, to the extent practicable. We also note your
         disclosure on page 95 that you    have used a portion of [y]our free
cash flow to build a
         strong balance sheet by consistently reducing net leverage. [You] retired and repaid
         $433.8 million in principal amount of debt from November 2, 2019 to October 31, 2020.
         Please disclose whether you intend to continue to consistently reduce your net leverage.
         Refer to Item 303(a)(2) of Regulation S-K.
Business, page 86

19.      Please disclose your basis for the following claims made in this section:
             The Creative Products industry is a large and growing market in excess of $40 billion;
             You are the nation   s category leader in Sewing with
approximately one-third market
             share; and
             Your market share in the highly fragmented arts and crafts category has grown by approximately 50 basis points over the past five years as of July 2020.
Competitive Landscape, page 105

20. Please clarify that Fabric.com is a subsidiary of Amazon.com, and make conforming revisions throughout the prospectus.
Government Regulation, page 106

21. Please include a discussion of the material effects that compliance with the government
FirstName LastNameMatt Susz
       regulations you have listed here that are applicable to your business may have upon your
Comapany   NameJo-Ann
       capital            Stores
               expenditures,     Holdings
                             earnings      Inc.
                                      and competitive  position. Refer to Item
101(c)(2) of
JanuaryRegulation  S-K.5
        13, 2021 Page
FirstName LastName
 Matt Susz
FirstName  LastNameMatt  Susz
Jo-Ann Stores Holdings Inc.
Comapany
January 13,NameJo-Ann
            2021        Stores Holdings Inc.
January
Page 6 13, 2021 Page 6
FirstName LastName
Audited Consolidated Financial Statements
Note 2 - Financing, page F-16

22. We note your disclosure that the Revolving Credit Facility and Term Loans restrict your ability to pay dividends. Please revise to describe the most significant restrictions indicating their pertinent provisions. Refer to Rule 4-08(e)(1) of Regulation S-X.
23. Reference is made to the table at the top of page F-20. Please explain to us why there is no principal maturity for the Revolving Credit Facility.
       You may contact Amy Geddes at 202-551-3304 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Drew Capurro